Great Wolf Resorts, Inc.

525 Junction Road, Suite 6000 South

Madison, Wisconsin 53717

May 9, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: Great Wolf Resorts, Inc. - Form RW, Withdrawal of Registration Statement on Form S-3 (File No. 333-175930)

Dear Sir or Madam:

This letter constitutes an application by Great Wolf Resorts, Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-175930), that was initially filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2011, as amended on August 29, 2011 (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 1, 2011.

As a result of the successful completion of the merger of K-9 Acquisition, Inc., a wholly-owned subsidiary of K-9 Holdings, Inc. (“Parent”), with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities were sold in connection with or pursuant to the Registration Statements.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Parent.

If you have any questions with respect to this matter, please contact William Robinson, the Company’s general counsel, at (608) 662-4757. Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Great Wolf Resorts, Inc.

By:	/s/ James A. Calder
Name:	James A. Calder
Title:	Chief Financial Officer

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